1787 Financial Corporation, Inc.
Statement of Comprehensive Income
(Unaudited)

Year	For the Peridod February 1, 2016 (Inception) to December 31, 2016
Revenues	**$0.00**
Wages and salries	-
Technology & Phones	6,500
Selling and adminstrative	7,500
Product Development	48,600
Office	7,500
Depreceiation	1,500
Miscellaneous	12,000
Total Operating Expenses	71,600
Net loss	$ (71,600)